09058507

AB 3/6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41811

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allianz Global Investors Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas
(No. and Street)

New York	NY	10105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen Martin (949) 219-2268
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Colleen Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allianz Global Investors Distributors LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 23rd day of February, 2009, by Colleen Martin, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

KELLIE E. DAVIDSON
Commission # 1604029
Notary Public - California
Orange County
My Comm. Expires Sep 3, 2009

Kellie E. Davidson
Notary Public

(Seal)

KPMG

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC AND SUBSIDIARY

(SEC Identification No. 8-41811)

Consolidated Financial Statements and
Supplementary Information

December 31, 2008

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Controls)

Filed in accordance with Rule 17a-5(e)(3) as a
Public Document.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC
AND SUBSIDIARY

Table of Contents

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Managing Member
Allianz Global Investors Distributors LLC:

We have audited the accompanying consolidated statement of financial condition of Allianz Global Investors Distributors LLC and subsidiary (the Company) as of December 31, 2008 and the related consolidated statements of operations, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Futures Trading Commission. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allianz Global Investors Distributors LLC and subsidiary as of December 31, 2008 and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the consolidated financial statements taken as a whole.

KPMG LLP

February 25, 2009

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC
AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2008

Assets

Current assets:		
Cash and cash equivalents	$	130,877,159
Distribution and servicing fees receivable		22,216,119
Receivable from affiliates		11,935,237
Prepaid expenses		1,284,854
Other current assets		902,622
Total current assets		167,215,991
Deferred sales charges		1,320,505
Deferred compensation award		624,166
Fixed assets, net of accumulated depreciation of $378,297		161,213
Total assets	$	169,321,875

Liabilities and Member's Capital

Current liabilities:		
Accounts payable and accrued expenses	$	28,167,293
Accrued compensation		28,628,590
Commissions payable		35,367,120
Payable to affiliates		4,844,300
Other current liabilities		379,887
Total current liabilities		97,387,190
Other accrued compensation		4,042,147
Other noncurrent liabilities		1,285,379
Total liabilities		102,714,716
Member's capital		66,607,159
Total liabilities and member's capital	$	169,321,875

See accompanying notes to consolidated financial statements.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC
AND SUBSIDIARY

Consolidated Statement of Operations

Year ended December 31, 2008

Revenues:	
Servicing fees	$ 168,751,825
Distribution fees	97,004,267
Marketing service fees	155,083,753
Sales fees and other	20,425,129
Interest income	3,172,635
Total revenues	444,437,609
Expenses:	
Commissions	264,736,385
Compensation and benefits	117,519,538
Marketing and promotional	35,101,114
General and administrative	20,489,776
Professional	5,662,269
Occupancy and equipment	8,507,531
Insurance	229,872
Other, net	1,658,092
Total expenses	453,904,577
Net loss	$ (9,466,968)

See accompanying notes to consolidated financial statements.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC AND SUBSIDIARY

Consolidated Statement of Changes in Member's Capital

Year ended December 31, 2008

Member's capital, beginning of year	$	76,074,127
Net loss		(9,466,968)
Member's capital, end of year	$	66,607,159

See accompanying notes to consolidated financial statements.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC
AND SUBSIDIARY

Consolidated Statement of Cash Flows

Year ended December 31, 2008

Cash flows from operating activities:	
Net loss	$ (9,466,968)
Adjustment to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization (includes B-share amortization)	455,033
Change in:	
Distribution and servicing fees receivable	1,594,998
Receivable from affiliates	(1,194,152)
Prepaid expenses	(511,115)
Other current assets	404,850
Deferred sales charges	(474,121)
Deferred compensation award	(624,166)
Accounts payable and accrued expenses	13,175,687
Accrued compensation	17,964,187
Commission payable	(9,573,177)
Payable to affiliates	(6,376,903)
Other current liabilities	52,862
Other accrued compensation	4,042,147
Other noncurrent liabilities	(372,066)
Net cash provided by operating activities	9,097,096
Cash flows from investing activity:	
Purchase of property and equipment	(173,276)
Net cash used in investing activity	(173,276)
Net increase in cash and cash equivalents	8,923,820
Cash and cash equivalents, beginning of year	121,953,339
Cash and cash equivalents, end of year	$ 130,877,159

See accompanying notes to consolidated financial statements.

(1) Organization and Business

Allianz Global Investors Distributors LLC (AGID) is a single-member limited liability company wholly owned by Allianz Global Investors U.S. Retail LLC (U.S. Retail), which in turn is wholly owned by Allianz Global Investors of America L.P. (AllianzGI LP). AGID is a registered broker/dealer with the Securities and Exchange Commission, and a futures commission merchant introducing broker with the Commodity Futures Trading Commission. AGID is a member of the Financial Industry Regulator Authority (FINRA) and the National Futures Association. As such, it serves as the distributor and provides shareholder services to certain institutional and retail mutual funds (Proprietary Funds) for which AllianzGI LP and its subsidiaries provide investment management and advisory services.

The Proprietary Funds include the PIMCO Funds and the Allianz Funds.

Allianz SE indirectly owns the majority interest of AllianzGI LP. Allianz SE is a global insurance company engaged in property and casualty protection, life and health insurance, banking, and asset management.

AGID does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

(2) Significant Accounting Policies

(a) Basis of Presentation

The accompanying consolidated financial statements include the accounts of AGID and its wholly owned subsidiary, Allianz Global Investors Advertising Agency, Inc. (AGI Advertising). AGI Advertising was formed in 1997 for the purpose of providing advertising services to AGID. All significant intercompany items have been eliminated in consolidation.

(b) Cash and Cash Equivalents

AGID considers all liquid financial instruments with an original maturity of less than three months to be cash equivalents. Cash and cash equivalents consist of cash on deposit with financial institutions, nonaffiliated money market funds, and certificates of deposits, which are carried at cost plus accrued income, which approximates fair value. The Company maintains cash at federally insured banking institutions, which can exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

(c) Depreciation and Amortization

Fixed assets are carried at cost less accumulated depreciation and amortization. Depreciation of office equipment, furniture, and fixtures is computed on a straight-line basis over their estimated useful lives, generally five years. Leasehold improvements are amortized on a straight-line basis over the remaining terms of the related leases or the useful lives of such improvements, whichever is shorter.

(d) ***Income Taxes***

Under current federal and applicable state limited liability company laws and regulations, limited liability companies are treated as partnerships for tax reporting purposes and, accordingly, are not subject to income taxes. For tax purposes, income or losses of AGID are the responsibility of the member of AGID and are included in the tax returns of the member of AGID.

AGID recognizes the benefits of tax-return positions in the financial statements, which meet the threshold of "more likely than not" to be sustained upon challenge by the taxing authority. Measurement of a tax position meeting the more-likely than-not criterion is based on the largest benefit that is more than 50% likely to be realized.

Management has analyzed the Company's uncertain tax positions, and identified no uncertain tax positions that require recognition and measurement within the financial statements.

The Company's income tax returns remain open to examination for tax years 2005 through 2007 for federal taxes, and 2004 through 2007 for state taxes. The Company does not believe that a significant change will occur within the coming year to its uncertain tax positions.

(e) ***Distribution and Servicing Fees***

Distribution and servicing fees are recognized as the services are performed. Such fees are primarily based on percentages of the market value of the assets under management.

(f) ***Marketing Service Fees***

AGID and Allianz Global Investors Fund Management LLC (AGIFM), a wholly owned subsidiary of U.S. Retail, have a marketing services agreement whereby AGIFM compensates AGID for the acquisition of new assets under management. Marketing servicing fees are recognized as the services are performed.

(g) ***Sales Fees***

Commission revenues associated with securities transactions are recorded on a trade-date basis.

(h) ***Deferred Sales Charge***

AGID offers for sale a "B" share class of mutual fund. Under this share structure, AGID advances commissions to independent brokers and is entitled to recoup its marketing costs through an ongoing fee stream from the respective funds or through contingent deferred sales charges collected from the share purchaser, to the extent that the asset recorded upon payment to the independent broker is retained by AGID. Such fees retained by AGID are capitalized as deferred sales charge and amortized on a straight-line basis over a period of 60 months.

(i) ***Impairment of Long-Lived Assets***

AGID reviews its office equipment, furniture, fixtures, leasehold improvements, and deferred sales charge assets as well as other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment of these assets is measured by a comparison of the carrying amount to the net undiscounted cash flows expected to be generated by the asset. No impairment charges have been recorded in 2008.

(j) ***Use of Estimates***

The preparation of the accompanying consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, reported amounts of revenues and expenses, and the accompanying notes. Such estimates include the valuation of distribution and servicing fees receivable, long-lived assets, deferred sales charges, and receivable from affiliates. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity, foreign currency, energy markets, and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the consolidated financial statements in future periods.

(k) ***Fair Value of Financial Instruments***

The carrying value of AGID's financial instruments approximates fair value. The carrying value of cash and cash equivalents, distribution and servicing fees receivable, receivables from affiliates, and accounts payable and accrued expenses approximate fair value due to their short maturity.

(l) ***Recently Issued Accounting Pronouncements***

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, (SFAS 157), which defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company's adoption of the provisions of SFAS 157 did not have an impact on the financial condition of the Company.

(3) Fixed Assets

The major classifications of fixed assets at December 31, 2008 are as follows:

Computer equipment	$	366,233
Telecommunication equipment		104,257
Furniture and fixtures		29,220
Technical equipment		10,554
Work in progress		29,246
Total fixed assets		539,510
Less accumulated depreciation		378,297
	$	161,213

The Company recorded depreciation expense of $12,157 for the year ended December 31, 2008.

(4) Revenues

Pursuant to the distribution agreements with the various proprietary funds, including the Allianz Funds and PIMCO Funds (collectively, the Funds), AGID acts as principal underwriter for such funds. For providing such services, AGID receives distribution fees and servicing fees, along with sales commission income.

AGID receives distribution fees generally ranging from 0.25% to 0.75% of the average daily net assets attributable to the Class C, R, and certain Class D shares of the Funds, and servicing fees equal to 0.25% of the average daily net assets attributable to Class A, B, C, D, and R shares of the Funds, except for the Class A and C shares of the money market funds, for which the fee is charged at a rate of 0.10%.

AGID receives a sales commission (up to 5.50% of the public offering price per share) less any applicable commission to participating brokers (ranging from 0.25% to 4.75% of the public offering price per share) on sales of the Class A shares of the Funds.

(5) Deferred Sales Charges and Other Commission Payments

AGID pays initial trail commissions with respect to the Funds to participating brokers at rates set by management. Initial commissions are generally paid at a rate of 4% for Allianz Funds and 3% for PIMCO Funds for Class B shares and 1% of the Class C shares.

Trail commissions consist of distribution and servicing payments to participating brokers for the distribution of shares, providing personal services to shareholders, and maintaining shareholder accounts. Such trail commissions, in total, can range from 0.10% to 1.00% of the average daily net assets for the Funds.

In connection with the distribution of the Class B shares, AGID advances commissions to independent brokers and is entitled to recoup its marketing costs through an ongoing fee stream from the respective funds as well as contingent deferred sales. The contingent deferred sales charges are collected on redemptions of such shares, unless the redemption relates to balances accumulated through reinvested

dividends and capital gain distributions or appreciation on the account over the amount which was invested. The contingent deferred sales charge rate on Class B shares for Allianz Funds range from 5% of the net asset value per shares in the first year following the share purchase to 1% in the eighth year following the share purchase and for PIMCO Funds range from 3.50% of the net asset value per shares in the first year following the share purchase to 0.50% in the sixth year following the share purchase. AGID advanced commissions to independent brokers on the distribution of Class B shares in the amount of $5,575,740 during 2008, which were capitalized as part of the deferred sales charge asset as shown in the accompanying consolidated statement of financial condition. During 2008, $442,876 was recorded as amortization expense of the deferred sales charge asset and the asset was reduced by $76,312 due to redemptions by Class B shareholders.

Contingent deferred sales charges may also be received on the redemption of Class A at 1% of the net asset value of the redeemed shares, if the redemption exceeds certain thresholds. Class C shares are also charged a contingent deferred sales charge of 1% if redeemed during the first year following purchase.

(6) Related-Party Transactions

AGID reimburses AllinazGI LP for certain overhead and administrative services that are allocated based on time and usage factors. These expenses generally consist of salaries and related benefits for finance, legal, and other general and administrative services. Costs allocated to AGID for the year ended December 31, 2008 were $5,601,020, which are included in general and administrative expenses in the accompanying consolidated statement of operations. AGID incurred $3,208,977 in rental expense for the year ended December 31, 2008, which was allocated from AllianzGI LP based upon square footage. Other occupancy and equipment costs allocated to AGID totaled $2,507,065 for the year ended December 31, 2008. These amounts are included in occupancy and equipment in the accompanying consolidated statement of operations. The payable to affiliates includes a liability to be paid to AllianzGI LP in connection with these services and payables to other affiliates that have arisen in the ordinary course of business transactions, totaling $4,844,300.

AGID earned $146,400,076 of marketing service fees from AGIFM and $8,683,677 from other affiliates during 2008.

On a monthly basis, AGID sold to AGIFM at book value the then-existing rights to future deferred sales charges and distribution fees related to Class B retail shares. Such sales aggregated $5,025,307 during 2008.

(7) Benefit Plans

AllianzGI LP is the sponsor of a defined contribution employee savings and retirement plan. The plan qualifies under Section 401(k) of the Internal Revenue Code and allows eligible employees to contribute up to 10% of their annual compensation, as defined, and subject to a maximum dollar amount determined from time to time by the Internal Revenue Code. Employees are generally eligible to participate in the plan following the later of attainment of age 21 or the completion of one year of credited service. AGID matches and contributes an amount equal to the first 6% of annual compensation, subject to the Internal Revenue Service limits, contributed by the employees. The amount of expense incurred by AGID related to this plan during the year was $1,771,682. An additional element of the plan allows AGID to contribute an

additional amount ranging from 5.4% to 10.8% of eligible compensation to the savings and retirement plan. The amount of expense incurred in 2008 by AGID related to the additional feature was $2,234,222. These amounts are included in compensation and benefits in the accompanying consolidated statement of operations.

AllianzGI LP has a nonqualified deferred compensation plan pursuant to which a portion of the compensation otherwise payable to certain eligible employees will be mandatorily deferred, and pursuant to which such eligible employees may elect to defer additional amounts of compensation. The plan is maintained primarily for the purpose of providing deferred compensation for a select group of management of highly compensated employees, within the meaning of Sections 201(2), 301(a)(3), and 401(a)(1) of the Employee Retirement Income Security Act of 1974, as amended. Amounts deferred under the plan are invested in marketable securities as directed by the employees and are held in trust at AllianzGI LP.

AllianzGI LP has various incentive compensation programs that compensates participants on the basis of increase in certain sales and provides discretionary bonuses. Compensation under these programs was $22,678,291 for the year ended December 31, 2008 and is included in compensation and benefits in the accompanying consolidated statement of operations.

AllianzGI has a long-term incentive plan to reward certain key employees for the AGID's long-term growth and profitability. Awards are primarily based on achieving certain company growth targets and are paid at the end of three years from the date of grant. Compensation expense is recognized over the vesting period. Total expense under this program was $86,721 for the year ended December 31, 2008 and is included in compensation and benefits in the accompanying consolidated statement of operations.

AllianzGI LP has a key position holder long-term incentive plan (KEEPA) for certain key employees. Participants can defer a portion of their bonus and profit sharing payments into a cash account, which can increase or decrease depending on the level of operating earnings achieved over a three-year period. There is also an additional 20% premium on the deferral that vests over a three-year period. Total expense under this plan was reduced by $618,234 for the year ended December 31, 2008 due to the decline in operating earnings and is included in compensation and benefits in the accompanying consolidated statement of operations.

During 2008, certain AGID employees were granted deferred awards totaling $832,070, which was contributed to the deferred compensation plan sponsored by AllianzGI LP. The awards are being amortized over a period of three to five years based upon the vesting requirements under the grant. Amounts amortized under the plan for the year ended December 31, 2008 totaled $162,930 and are included in compensation and benefits in the accompanying consolidated statement of operations.

(8) Contingencies

AGID is subject to various pending and threatened legal actions, which arise in the normal course of business. The Company's management, upon the advice of legal counsel, believes that the outcome of these matters will not have a material adverse effect on AGID's consolidated financial statements or business.

(9) Commitments

AGID leases office space under noncancelable leases with terms in excess of one year. Future minimum payments are as follows:

Years ending December 31:		
2009	$	898,756
2010		612,727
Total payments		1,511,483
Less sublease		(522,900)
Net payments	$	988,583

During 2008, AGID recorded a loss on certain space that is being subleased and certain space that is no longer in use of $1,387,632, which is included in occupancy and equipment in the accompanying consolidated statement of operations. At December 31, 2008, AGID had a deferred rent liability of $1,285,380 that is included in other noncurrent liabilities in the consolidated statement of financial condition.

(10) Net Capital

AGID is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. AGID is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17), which requires AGID to maintain minimum net capital equal to the minimum net capital required under Rule 15c3-1. At December 31, 2008, AGID had net capital of $27,457,078 for regulatory purposes, which was $20,609,431 in excess of its required net capital of $6,847,647. AGID's net capital ratio was 3.74-to-1.

Schedule 1

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC
AND SUBSIDIARY

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission and Regulation
1.17 of the Commodity Futures Trading Commission

December 31, 2008

Net capital:		
Member's capital	$	66,607,159
Deductions and/or charges:		
Nonallowable assets:		
Receivable from affiliates		11,935,237
Fixed assets		161,213
Other nonallowable assets		26,348,266
		38,444,716
Net capital before haircuts on securities positions and other deductions		28,162,443
Haircuts on securities:		
Money market funds		505,365
Other deductions		200,000
Net capital	$	27,457,078
Computation of basic net capital requirement:		
Aggregate indebtedness	$	102,714,716
Ratio of aggregate indebtedness to net capital		3.74-to-1
Minimum net capital required (the greater of $45,000 or 6-⅔% of aggregate indebtedness)		6,847,647
Excess net capital		20,609,431

Note: The computation of net capital under Rule 15c3-1 as of December 31, 2008 computed by Allianz Global Investors Distributors LLC in its Form X-17a-5, Part II, filed with FINRA on January 27, 2009 does not differ from the above computation, which is based upon the accompanying audited consolidated financial statements.

See accompanying independent auditors' report.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC AND SUBSIDIARY

Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008

Exemption is claimed under Section K(2)(i) of Rule 15c3-3.

See accompanying independent auditors' report.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC AND SUBSIDIARY

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008

Exemption is claimed under Section K(2)(i) of Rule 15c3-3.

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5 and Regulation 1.16 of the Commodity Futures Trading Commission

The Managing Member
Allianz Global Investors Distributors LLC:

In planning and performing our audit of the consolidated financial statements of Allianz Global Investors Distributors LLC and subsidiary (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. Because the Company does not have any commodities customers, we did not review the practices and procedures followed by the Company in any of the following:

(1) The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

(2) The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2008, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the managing member, management, the SEC, the CFTC, Financial Industry Regulatory Authority, the National Futures Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC, or both, in their regulation of registered broker/dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2009